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Charlotte Westfall
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Fred A. Summer
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fred.summer@squirepb.com

September 2, 2022

VIA EDGAR

Ms. Charli Gibbs-Tabler
Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission

Re: Xiao-I Corp

Draft Registration Statement on Form F-1

Submitted July 8, 2022

CIK No. 0001935172

Dear Ms. Gibbs-Tabler:

We are in receipt of the Staff’s letter dated August 8, 2022 with respect to the above-referenced confidential draft Registration Statement (the “Draft Registration Statement”). We are responding to the Staff’s comments on behalf of Xiao-I Corporation (“Xiao-I” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 1 to its Registration Statement on Form F-1 (the “Amendment”) responding to the Staff’s comments and updating the Draft Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Cover Page

1. You state here and elsewhere that investors may never “directly” hold equity interests in the VIE. As the use of the word “directly” may infer indirect equity ownership, please revise the cover page and elsewhere to state that investors may never hold equity interests in the VIE. Additionally, please revise any other disclosures that may infer any type of equity ownership over the VIE, including, but not limited to, the following:

●	“Xiao-I ... does not directly own substantially all of our business in China conducted by the VIE” (cover page);

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●	“The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership in providing operational control.” (page 24);

●	“These contractual arrangements may not be as effective as direct ownership...” (page 43);

●	“The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership...” (page 44);

●	Note 1 to the financial statements that refers to the VIE as the company’s VIE and the chart that states that the company has “effective ownership” over the VIE and the VIE’s subsidiaries (page F-9); and

“A VIE is an entity in which the Company, or its WFOE, through contractual arrangements, exercises effective control over the activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its WFOE is the primary beneficiary of the entity.” (page F-14).

Xiao-I’s Response: The Company has revised disclosures in the Amendment relating to inferences of equity ownership in response to the Staff’s comment.

2. Please revise your cover page to disclose the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Ensure that other disclosures throughout your prospectus, such as those in your prospectus summary, that reference control or benefits that accrue to you because of the VIE are limited to a clear description of these conditions.

Xiao-I’s Response: The Company has revised the disclosure on the cover page and in the prospectus summary of the Amendment in response to the Staff’s comment.

3. We note your cover page discussion of transfers of cash. Please revise to also disclose whether any distributions or other transfers of cash have been made between your subsidiaries and whether there are any limitations on your ability to transfer cash between subsidiaries. Additionally, revise to include cross-references to the condensed consolidating schedule and the consolidated financial statements. Lastly, please disclose whether you have any written cash management policies and procedures that dictate how funds are transferred, and is so, revise to summarize these policies and procedures. Make similar revisions to your prospectus summary discussion.

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Xiao-I’s Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and throughout the Amendment relating to transfers of cash in response to the Staff’s comment and advises the Staff that the company doesn’t have any written cash management policies and procedures that dictate how funds are transferred.

4. You state here that your PRC counsel are of the view that the risk that your foreign listing will not be permitted after the initiation of the cybersecurity review is low. For each instance in which you reference your PRC counsel please identify your PRC counsel by name. Additionally, while we note that your exhibit index indicates that a tax opinion from PRC counsel will be included, please ensure you file an opinion from PRC counsel concerning statements of PRC law, as well as a consent.

Xiao-I’s Response: The Company has revised the disclosures on the cover page and elsewhere in the Amendment in response to the Staff’s comment. The Company respectfully advises the Staff that the Company’s PRC Counsel is Jingtian & Gongcheng. In addition, a copy of PRC counsel’s draft legal opinion will be filed initially followed by the final version of the opinion when all procedures have been completed.

Table of Contents, page i

5. You state here that industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Please either remove the statement that these research sources “do not guarantee the accuracy or completeness of such information” or specifically state that you are liable for such information.

Xiao-I’s Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure and removed the statement that these research sources “do not guarantee the accuracy or completeness of such information” on page i of the Amendment.

About This Prospectus
Conventions that apply to this Prospectus, page 1

6. Please revise your definition of China or the PRC to remove the exclusion of Hong Kong and Macau from this definition. Additionally, ensure that disclosure throughout your prospectus clarifies that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and / or Macau.

Xiao-I’s Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1 of the Amendment.

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7. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, here, you define “we”, “us”, or the “Company” to include Shanghai Xiao-i, the variable interest entity (VIE). Please refrain from using these terms when describing activities or functions of the VIE. Furthermore, please revise other disclosures throughout your prospectus that use terms such as “we” or “our” when describing activities or functions of the VIE, including, but not limited, to the following:

●	“For more details and risks related to our variable interest entity structure” (page 10);

●	“our variable interest entities accounted for an aggregate of 100% of our total assets and total liabilities” (page 14); and

●	“Contractual arrangements in relation to our variable interest entity”(page 24).

Xiao-I’s Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures throughout the Amendment describing the activities or functions of the VIE.

Prospectus Summary, page 3

8. Please move your discussion of the VIE structure and what that entails to earlier in the summary. Ensure the summary:

●	identifies clearly the entity in which investors are purchasing their interest, in addition to the entity(ies) in which the company’s operations are conducted;

●	describes how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than equity ownership and that the company may incur substantial costs to enforce the terms of the arrangements; and

●	discloses the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

For additional guidance, consider Comment 5 of our Sample Letter to China-Based Companies.

Xiao-I’s Response: The Company has moved the discussion of the VIE structure and added revisions to the Amendment in response to the Staff’s comment.

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9. Please revise the diagram of your corporate structure so that there is dashed line without arrows, rather than a solid line with arrows, between your WFOE and the VIE. Additionally, please ensure the diagram identifies the person or entity that owns the equity in each depicted entity.

Xiao-I’s Response: The Company has revised the diagram of its corporate structure in the Amendment in response to the Staff’s comment.

10. You state here that you are the primary beneficiary of the VIE. Please revise here and elsewhere to clarify that you are the primary beneficiary of the VIE for accounting purposes. Additionally, as noted earlier, any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

Xiao-I’s Response: The Company has revised the disclosure on the cover page and elsewhere in the Amendment to clarify it is the primary beneficiary of the VIE for accounting purposes.

11. Please revise your summary to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Additionally, include a discussion of the Accelerating Holding Foreign Companies Accountable Act and its potential impact.

Xiao-I’s Response: The Company has revised the disclosure in the Amendment relating to PCAOB inspections of auditors of China-based companies. In addition, the Company has added disclosure describing the Statement of Protocol that was singed on August 26, 2022, by the PCAOB, the China Securities Regulatory Commission (“CSRC”) and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong.

Consolidation, page 14

12. We note your disclosure that the Company has not provided any financial support to the VIE and the VIE’s subsidiaries for the fiscal years ended at December 31, 2020 and December 31, 2021. Please tell us whether you provided any loans or capital contributions to the VIE in the year ended December 31, 2019.

Xiao-I’s Response: In response to the Staff’s comment, the Company respectfully informs the Staff that there are no loans or capital contributions to the VIE in the year ended December 31, 2019 and has revised the relevant disclosures in the Amendment accordingly.

13. Regarding the consolidating schedules, please address the following:

●	Separately present any service fees recognized pursuant to the VIE agreements in both the VIE and WFOE columns.

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Xiao-I’s Response: In response to the Staff’s comment, the Company respectfully informs the Staff that there are no service fees recognized pursuant to the VIE agreements between the VIE and WFOE for the years ended December 31, 2020 and December 31, 2021.

●	Separately present the net income/loss attributable to non-controlling interest in the VIE column.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosures in the Amendment to present the net income/loss attributable to non-controlling interest in the VIE column.

●	Revise the line items “Investment deficit in subsidiaries and VIE” and “Share of loss/income in subsidiaries and VIE” in the Parent column as this implies the VIE arrangements are similar to an equity method investment. Explain to us what these line items represent, how they are calculated, and why these are reflected in the Parent column and not in the WFOE column.

Xiao-I’s Response: In response to the Staff’s comment, in the Amendment, the Company has separated “Investment deficit in subsidiaries and VIE” into two line-items, under which “Investment deficit in VIE” in the WFOE column reflects net liabilities attributable to controlling shareholders of VIE was absorbed by WFOE, and “Investment deficit in subsidiaries” in the Parent column reflects net liabilities of WFOE was absorbed by Parent company. Similarly, it separated “Share of loss/income in subsidiaries and VIE” into two line-items, under which “Share of loss/income in VIE” represents net loss/income attributable to controlling shareholders of VIE was absorbed by WFOE, and “Share of loss/income in subsidiaries” represents net loss/income of WFOE absorbed by Parent company.

Transfers of Cash to and from the VIE, page 18

14. We note your disclosure regarding the regulations and restrictions on dividends and payments to parties outside of China. Revise to disclose the amount of restricted net assets as of December 31, 2021.

Xiao-I’s Response: The Company has added disclosure regarding the amount of restricted net assets as of December 31, 2021 in the Amendment, in response to the Staff’s comment.

Permission Required from the PRC Authorities..., page 20

15. Please revise to affirmatively state whether you have received all requisite permissions or approvals that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors and whether any permissions or approvals have been denied.

Xiao-I’s Response: In response to the Staff’s comment, the Company respectfully informs the Staff that the Company received all requisite permissions or approvals that the Company, the Company’s subsidiaries, the VIE and the VIE’s subsidiaries are required to obtain from Chinese authorities to operate our business and to offer the securities being registered to foreign investors. Additionally, on August 25, 2022, Shanghai Xiao-i has received a written notice on its cybersecurity review application from the Cybersecurity Review Office of the Cyberspace Administration of China (the “CAC”), pursuant to which cybersecurity review is not required for the Offering.

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Risk Factors

We have identified a material weaknesses in our internal control over financial reporting. . ., page 40

16. We note your disclosure regarding the identified material weaknesses in your internal control over the financial reporting. Please disclose any material costs you have incurred or expect to incur.

Xiao-I’s Response: The Company has revised the disclosure in the Amendment regarding material weaknesses in response to the Staff’s comment.

The Chinese government exerts substantial influence over..., page 52

17. We note your statement that you have not been informed by any PRC governmental authority of any requirement that we file for approval for this offering. Please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. For additional guidance, consider Comment 15 of our Sample Letter to China-Based Companies.

Xiao-I’s Response: In response to the Staff’s comment, the Company respectfully informs the Staff that the Company received all requisite permissions or approvals that the Company, the Company’s subsidiaries, the VIE and the VIE’s subsidiaries are required to obtain from Chinese authorities to operate our business and to offer the securities being registered to foreign investors. Additionally, on August 25, 2022, Shanghai Xiao-i has received a written notice on its cybersecurity review application from the Cybersecurity Review Office of the Cyberspace Administration of China (the “CAC”), pursuant to which cybersecurity review is not required for the Offering.

Capitalization, page 69

18. Please revise to include outstanding convertible loans in your capitalization table. Include a brief description of the settlement terms.

Xiao-I’s Response: In response to the Staff’s comment, the Company has included the outstanding convertible loans in the capitalization table along with a brief description of the settlement terms in the Amendment. The Company respectfully informs the Staff that, however, for accounting purposes the convertible loans are classified as liabilities.

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Dilution, page 71

19. Tell us how you factored contract cost assets into your calculations of net tangible book value. To the extent you did not consider such assets to be intangible assets, please explain or revise your calculations as necessary.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure regarding dilution to exclude contract cost from net tangible book value in the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19 on Our Operations and Financial Performance, page 76

20. You state that your results of operations have been, and could continue to be adversely, and may be materially, affected by the COVID-19 pandemic. Please revise to disclose the impacts of the COVID-19 pandemic on your business, including a quantified discussion of these impacts. Additionally, please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic-related lockdowns in China and (2) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business. Lastly, we note that you have sought new revenue stream and have provided enriched types of services and products to deal with the COVID-19 effects. Please revise to disclose what new revenue streams the company developed to deal with the effects of the COVID-19 pandemic.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure to describe the impacts of the COVID-19 pandemic on its business in the Amendment. In addition, the Company respectfully submits to the Staff that although some of those impacts were adverse such as a two month delay in the payment of an account receivable by one of the Company’s largest customers, other impacts were positive as described in the revised disclosure. Since the Company’s financial performance has actually improved during the pandemic, quantifying the adverse impacts is neither possible nor meaningful.

B. Liquidity and Capital Resources, page 80

21. Revise to disclose cash and cash equivalents disaggregated by currency denomination as of the most recent balance sheet date. Describe the restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIE, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Refer to Item 5.B of Form 20-F.

Xiao-I’s Response: The Company has revised the disclosure in the Amendment relating to liquidity and capital resources in response to the Staff’s comment.

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Business, page 98

22. We note that you intend to develop and commercialize Metaverse-related offerings, including Non-Fungible Tokens (“NFTs”). Please revise to describe in greater detail your NFT-related products, including the status of your development efforts and whether you have generated revenue from the sale of any NFTs to date.

Xiao-I’s Response: The Company has added disclosure describing in greater detail its NFT related products and the status of development of those products in the summary and the business section of the Amendment.

23. Disclosure on page F-34 indicates that a single supplier accounted for 73.8% of your total purchases for the fiscal year ended December 31, 2021. Please revise your business section discussing your relationships with your suppliers, including the identification of the 73.8% supplier and a summary of the material terms of your material agreements with this supplier. Additionally, please file your material agreements with this supplier as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Xiao-I’s Response: The Company has added disclosure regarding its relationship with its suppliers in the business section of the Amendment in response to the Staff’s comment. A copy of that the material agreement with this supplier will be filed as an exhibit.

Our Customers, page 103

24. Disclosure on page 35 indicates that a single customer accounted for 42.4% of your revenue for the fiscal year ended December 31, 2021. Please revise your business section to identify this customer and summarize the material terms of your material agreements with this customer. Additionally, please file your material agreements with this customer as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Xiao-I’s Response: The Company has revised the business section in the Amendment to add disclosure identifying the major customer and describing the material terms of its agreements with that customer. A copy of those agreements will be filed as exhibits.

Legal Proceedings, page 105

25. We note your disclosure on page 13 of a patent infringement proceeding with a subsidiary of Apple, Inc., as well as disclosure on page F-24 that the proceeding is not expected to close within one year. Please revise current disclosure to clarify whether the subsidiary of Apple, Inc. has been found to be infringing upon a patent of the company. Additionally, please revise to fully identify the court or agency where the proceeding was instituted (including the country of the court or agency), the date the proceeding was instituted and the status of this proceeding (including whether either party has appeal rights). Lastly, tell us what consideration was given to disclosing this proceeding as a legal proceeding on page 105. Consider Item 8.A.7 of Form 20-F.

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Xiao-I’s Response: In response to the Staff’s comment, the Company has added a description of the pending patent infringement proceedings filed by the Company against Apple Computer Trading (Shanghai) Co., Ltd., Apple, Inc., and Apple Computer Trading (Shanghai) Co., Ltd. (together, “Apple”) in the summary, business section and F-36 of the Amendment.

Management, page 119

26. Please clarify whether the size of the Board will be five as suggested on page 119, or six as presented in the chart on page 118.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amendment regarding the size of the Board and respectfully informs the Staff that the Board will have five members.

Principal Shareholders, page 126

27. Please revise to disclose the natural persons the natural person or persons who exercise the voting and/or dispositive powers, or have the right to receive the economic benefit, with respect to the securities owned by entities, including River Hill China Fund L.P., Grand Glory (Hong Kong) Corporation Limited, Shanghai Maocheng Enterprise Management Center (Limited Partnership) and Shanghai Tongjun Enterprise Management Consulting Partnership (Limited Partnership).

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure of principal shareholders in the Amendment to add information about natural persons who may have beneficial ownership of certain entities in those situations where such information is either known by the Company or available to the Company from public records. In addition, the Company respectfully informs the Staff that, except as otherwise disclosed, the Company has been unable to obtain reliable information regarding the identity of natural persons who may have beneficial ownership of any other entities.

Related Party Transactions, page 127

28. We note that you provide certain related party transaction disclosure in tabular form. Please revise to ensure you provide all of the information called for by Item 7.B of Form 20-F for each related party transaction, or advise.

Xiao-I’s Response: The Company has added an introductory paragraph to the tables in the Amendment describing what is included in those tables and advises the Staff that the tabular disclosure of certain related party transaction provides all of the information required by Item 7.B of Form 20-F.

Enforceability of Civil Liabilities, page 147

29. We note that one or more of your officers or directors are located in China or Hong Kong. Please revise the risk factor on page 63 to specifically address the difficulty of bringing actions and enforcing judgments against officer or directors that reside in China or Hong Kong. Additionally, revise the “Enforceability of Civil Liabilities” section to clarify the individuals referred to in the following sentence, “[a]s a result it may be difficult for a shareholder to effect service of process on these individuals.”

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Xiao-I’s Response: The Company has revised the disclosures relating to the enforcement of civil remedies in China in the Amendment in response to the Staff’s comment.

Underwriting

Lock-Up Agreements, page 149

30. Please clarify the parties who will enter into Lock-up Agreements, as it appears that part of the following sentence was omitted:

“The Company has agreed in the Underwriting Agreement that, for a period of 180 days from the commencement of the Company’s first day of trading on the Nasdaq (the “Lock-Up Period”), (i) offer, pledge, . . .”

The second paragraph appears to contemplate directors, officers and existing shareholders entering into lock-up agreements. Please confirm or revise.

Xiao-I’s Response: The Company has revised the disclosure in the Amendment to clarify that the parties who will enter into Lock-up Agreements are all of the Company’s directors, company officers and existing shareholders prior to the offering.

Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-9

31. Please revise to include a description of the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-5A.d.

Xiao-I’s Response: The Company has revised the disclosure on page F-12 of the Amendment to include a description of the recognized and unrecognized revenue producing assets that are held by the VIE in response to the Staff’s comment.

32. You disclose that the VIE agreements enable the Group to receive the benefits of Shanghai Xiao-i and its subsidiaries that could be significant to Shanghai Xiao-i and that the Group absorbs all risk of losses of Shanghai Xiao-i. Please revise your description of the VIE agreements to disclose the contractual terms that provide for how benefits to be received from the VIE are determined and the obligation to absorb losses of the VIE. In addition, disclose whether there is a contractual obligation to provide financial support to the VIE. Refer to ASC 810-10-50-2AA. Similarly revise your disclosures regarding the VIE agreements in the Prospectus Summary and expand your risk factor disclosure related to your corporate structure to address the obligation to absorb losses of the VIE and any contractual obligation to provide financial support to the VIE.

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Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosures in the Amendment relating to the VIE agreements description, receipt of benefits from the VIE and the obligation to absorb losses from, and provide financial support to, the VIE.

Note 2. Summary of Significant Accounting Policies

(p) Revenue recognition, page F-17

33. We note your disclosure that the recognition of revenues involves certain management judgments, including estimated lives of virtual items purchased by game players and estimated breakage of game points. Please revise to describe your revenue recognition policies related to gaming operations or advise.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-18 of the Amendment as it does not have gaming operation and does not involve management judgments.

34. Please revise to describe your revenue recognition policies for software development services for specific needs and customized set-up implementation. Disclose the performance obligations included in such arrangements, the typical time period over which such services are provided, and the timing of customer payments. As part of your response, tell us the amount of revenues recognized for each of these services for the periods presented. Refer to ASC 606-10-50-12.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised its disclosure of revenue recognition policy about sale of software products on page F-18 of the Amendment. To clarify, for software development services, its performance obligation is to deliver customized software products to customers at a point-in-time, but not as services provided to customers over a period of time. The Company has reworded the sales of software products content accordingly. The company does not offer stand-alone set-up implementation services to customers, but as a supplementary step to deliver its products. Typically, the software delivery period is less than 6 months from the date of signing the contract. The Company recognized the products sales at the point-in-time. Payments are made by the customers in multiple installments according to the payment schedule determined in the contract. The Company disclosed the aggregate amount of revenue recognized as sale of software products on F-19 table.

35. Regarding cloud platform revenues, please disclose the typical contract period, timing of customer payments, and any cancellation and refund provisions.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised its disclosure of revenue recognition policy about sale of cloud platform products on page F-19 of the Amendment.

36. Revise to provide disclosure regarding remaining performance obligations. Refer to ASC 606-10-50-13.

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Xiao-I’s Response: In response to the Staff’s comment, the Company has added its disclosure on page F-19 of the Amendment regarding remaining performance obligations.

(ff) Recent accounting pronouncements, page F-23

37. Your disclosure that under the JOBS Act, an EGC can delay adopting new or revised accounting standards until such time as those standards apply to private companies may imply that you are taking advantage of this extended transition provision. However, on page 22 you disclose that the company has irrevocably elected to opt out of the extended transition period. Please revise for consistency.

Xiao-I’s Response: The Company has revised the disclosure in the Amendment to clarify that it does not opt out of the extended transition period in response to the Staff’s comment.

Note 4. Prepaid Expenses and Other Assets, page F-24

38. Please revise to describe the nature of the receivables from third parties and explain the reasons for the significant related bad debt provision as of December 31, 2021.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-25 of the Amendment under note (1) to describe the nature of receivables and explain the reasons for the bad debt provision.

Note 9. Convertible Loans, page F-27

39. We note your disclosure that the investment agreements with third parties provide options of converting debt into ordinary shares upon the closing of IPO. Please revise to clarify the following:

●	Clarify that these convertible loans were issued by the VIE as reflected in your consolidating schedules and on page F-13.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-27 of the Amendment to clarify these convertible loans were issued by the VIE.

●	Describe what is considered “fail to list”, including the timing of this determination.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-27 of the Amendment to clarify “fail to list” meaning the Group could not consummate an Initial Public Offering and the timing is before the maturity of loans.

●	Clarify whether the group is required to repay principal and interest if the company is listed or the specified enterprise market value is met upon IPO. In this regard, your disclosure that the group is required to repay principal and interest if the group fails either of these conditions could imply that if either of these conditions are met the loans are not required to be repaid.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-27 of the Amendment to clarify the Group is not required to repay principal and interest if the company is listed and specified enterprise market value is met. If both conditions are met, the convertible loan would be converted to ordinary shares or equivalent cash at the choice of the Group.

●	Explain the mechanism for converting loans issued by the VIE into ordinary shares upon closing of the IPO and whether these would be ordinary shares of the parent holding company.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-27 of the Amendment. Convertible loans would be converted into predetermined number of ordinary shares held by the Company, which equal to the proportion of loan's principal to target enterprise market value times the numbers of outstanding shares of the Company as of December 31, 2020.

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●	Clarify the source of and which entity would pay the cash to loan holders that decide to receive cash rather than shares.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-27 of the Amendment to clarify the VIE will settle the cash payment with operational sources and financing sources from bank borrowings.

●	Clarify whether the holder or the Group decides whether loans will convert to ordinary shares or equivalent cash upon closing of the IPO. In this regard, your disclosure currently indicates that both parties determine this.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-27 of the Amendment to clarify the Group has the choice to decide.

●	Clarify why the annual interest rate in footnote (2) differs from the annual interest rate disclosed in the table.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the footnote (2) on page F-27 of the Amendment to keep consistent with the annual interest rate.

●	If any of these loans settled or were extended, disclose this in your subsequent event footnote.

Xiao-I’s Response: In response to the Staff’s comment, the Company has added subsequent event on page F-36 of the Amendment.

Note 17. Commitments and Contingencies, page F-34

40. We note your disclosure that there were no pending or threatened claims and litigation as of December 31, 2021 and through the issuance date of the financial statements. Please revise to describe the nature and status of the lawsuit between the Group and Apple Computer Inc. Refer to ASC 450-30-50-1. In addition, tell us who the third parties are that paid the litigation fees on behalf of the Group and the repayment terms for the litigation payable. Also, describe for us, in greater detail, what the case acceptance fee represents.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-35 of the Amendment to describe the nature and status of the lawsuit between the Group and Apple Computer Trading (Shanghai) Co., Ltd., Apple, Inc., and Apple Computer Trading (Shanghai) Co., Ltd. (together, “Apple”). The Company has also revised the disclosure on page F-24 of the Amendment to provide detail information about case acceptance fee. The third parties that paid the litigation fees on behalf of the Group are Shanghai Xinheng business consulting partnership (limited partnership), Liang Guoning, Liang Guoyan, and Liang Xinran, who are not related parties to the Group. As the case requires a litigation deposit in 2021, these third parties as venture capitalists, advanced the deposit and signed an agreement with the Group. According to the range of compensation amount that the Group obtained, these third parties could get a corresponding proportion of returns. If the Group lose the case, the maximum repayment amount is the litigation fee returned by the court.

Note 18. Subsequent Events, page F-35

41. Revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1(a).

Xiao-I’s Response: The Company has revised the disclosure on page F-35 of the Amendment in response to the Staff’s comment.

September 2, 2022

Squire Patton Boggs (US) LLP

General

42. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Xiao-I’s Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, as of the date hereof, no written communications have been provided by the Company or anyone authorized by the Company to potential investors in reliance on Section 5(d) of the Securities Act. The Company will provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis. The Company further advises the Staff that investors will not retain copies of such materials.

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Any comments or questions regarding the foregoing should be directed to the undersigned at 614.365.2743. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Fred A. Summer
Fred A. Summer
of SQUIRE PATTON BOGGS (US) LLP

cc:	Joyce Sweeney, Securities and Exchange Commission
Christine Dietz, Securities and Exchange Commission
Mitchell Austin, Securities and Exchange Commission
Hui Yuan, Xiao-I Corporation
Chao Xu, Xiao-I Corporation
Charlotte Westfall, Squire Patton Boggs LLP
David Zagore, Squire Patton Boggs LLP